111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

August 10, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your additional comments, provided by telephone on August 7, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 10, 2020 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest Fund of Buffer ETFs (formerly, the FT Cboe Vest U.S. Equity Buffer Strategy ETF ) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please revise the Fund’s name to make clear that the Fund invests in a portfolio of underlying “buffered” ETFs.

Response to Comment 1

In response to the Staff’s comment, the Fund’s name has been revised to “FT Cboe Vest Fund of Buffer ETFs.”

Comment 2 – Principal Investment Strategies

In the third full paragraph on page four of the prospectus, the disclosure states that “[e]very 90 days, one of the Underlying ETFs will undergo a reset of its cap and a refresh of its buffer, meaning that investors will have the ability to benefit from any appreciation in SPY for future periods…” Please revise to make clear that the reference to “any appreciation in SPY” is subject to the caps of the Underlying ETFs.

Response to Comment 2

In response to the Staff’s comment, the relevant disclosure has been revised to read: “any appreciation in SPY for future periods up to the respective caps of the Underlying ETFs.”

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess